NEWS RELEASE

STRATASYS RELEASES FIRST QUARTER 2018 FINANCIAL RESULTS

First Quarter Revenue decreased 6% to $153.8 million compared to same period last year

First Quarter GAAP net loss of $13.0 million, or ($0.24) per diluted share, and non-GAAP net income of $2.7 million, or $0.05 per diluted share

Generated $27.1 million of cash from operations during the quarter

Minneapolis & Rehovot, Israel, May 2, 2018 — Stratasys Ltd. (NASDAQ: SSYS), a global leader in additive technology solutions, announced financial results for the first quarter of 2018.

Q1 2018 Financial Results Summary:
Revenue for the first quarter of 2018 was $153.8 million, compared to $163.2 million for the same period last year.

●	GAAP gross margin was 49.2% for the quarter, compared to a GAAP gross margin of 47.1% for the same period last year.
●	Non-GAAP gross margin was 52.8% for the quarter, compared to 51.2% for the same period last year.
●	GAAP operating loss for the quarter was $6.5 million, compared to a loss of $12.6 million for the same period last year.
●	Non-GAAP operating income for the quarter was $4.9 million, compared to $4.0 million for the same period last year.
●	GAAP net loss for the quarter was $13.0 million, or ($0.24) per diluted share, compared to a loss of $13.9 million, or ($0.26) per diluted share, for the same period last year.
●	Non-GAAP net income for the quarter was $2.7 million, or $0.05 per diluted share, compared to Non-GAAP net income of $2.4 million, or $0.05 per diluted share, reported for the same period last year.

●	Net R&D expenses for the quarter amounted to $25.1 million, an increase of 1.9% compared the same period last year.
●	The Company generated $27.1 million in cash from operations during the first quarter and ended the period with $346.5 million in cash and cash equivalents.

“We are disappointed with our revenue for the first quarter, which is primarily attributed to underperformance in North America related to high end system orders, specifically from customers in government and other key verticals such as aerospace and automotive,” said Ilan Levin, Chief Executive Officer of Stratasys. “We do not believe that our first quarter revenue represents a fundamental change in the demand environment in the North American market. We continue to maintain a strong pipeline of opportunities, and are not modifying the full year guidance we issued earlier this year. Despite our revenue results in the period we continued our positive trend of operational discipline and cash generation. We remain committed to our investments in long-term initiatives that include advancements in our core FDM and PolyJet technologies, new metal additive manufacturing platform, advanced composite materials, and software and application development.”

New Product Announcements
At the RAPID + TCT 3D Printing and Additive Manufacturing Conference, the Company showcased multiple product announcements reaffirming leadership in prototyping and manufacturing.

Extending the capabilities and broadening the Company’s product line for the prototyping market:

●

Enhancements to the PolyJet portfolio that include an upgraded version of the multi-material, full-color J750 3D printing platform that adds increased reliability via hardware and software enhancements, as well as the new J735 3D printer with a smaller build size.

●	New Vivid Colors for GrabCAD Print on the J750 and J735, featuring over 500,000 color combinations, highly accurate color matching, and advanced clear materials with texture functionality.
●	Expanding GrabCAD Print support to include the Connex3 line of multi-material 3D printers.

New materials offerings, certification solutions, and software capabilities for the manufacturing market:

●	Antero 800NA, a PEKK-based thermoplastic that allows aerospace and other high-performance vehicle makers to produce high-temperature, chemical-exposed parts.
●

F900 Production 3D Printer with manufacturing-focused upgrades including support for Carbon Fiber Filled Nylon 12, as well as the specialized F900 Aircraft Interiors Certification Solution (AICS), and the F900 Pro edition that extends the high repeatability developed for AICS to all industries.

●

Specialized F380 Production 3D Printer dedicated to Carbon Fiber Filled Nylon 12, providing users with the high strength and stiffness of Stratasys FDM Nylon 12CF on a proven platform with soluble supporting material, consistent quality, yield, and throughput of an industrial solution at a competitive price point.

●	GrabCAD Print Jigs & Fixtures, a new software package that significantly improves the production of jigs, fixtures, and other manufacturing tooling.

The Company provided further details regarding its new metal additive manufacturing platform:

●	New approach to metal 3D printing that incorporates proprietary jetting technology and results in 80% reduction in cost per part for aluminum components compared to other additive technologies.
●	Ability to 3D print “green state” parts with standard metal powders, beginning with aluminum, that are post processed via industry standard powder metallurgy processes and workflows.
●

Part properties achievable with the technology include final parts with density and isotropy that is significantly higher than existing additive solutions, and near identical chemical composition compared to parts created by conventional methods.

●	The solution has been optimized for production rather than prototyping, making it highly efficient and commercially viable for a wide range of applications.
●	For the first time, showcased end-use production parts produced on the new metal platform.

New Partnership and Customer Announcements
A growing number of companies are moving through the adoption cycle of additive manufacturing technologies as they transition from early adoption to certification and qualification, and then onto final production applications. Recent examples include:

●

Adoption of Stratasys technology for production applications demonstrated by the establishment of a Singapore-based additive manufacturing service center in a joint venture with SIA Engineering Company to provide 3D printed parts for use in commercial aviation and to service the maintenance, repair, and overhaul (MRO) market.

●

Eckhart Inc. and Stratasys collaborating to advance the adoption of 3D printing for factory tooling in North America. Eckhart has been developing factory tools for over 60 years, and is utilizing Stratasys’ FDM technology and advanced materials to pursue weight-savings, simplified bills of material, and enhanced operator visibility.

●	Stratasys’ recently launched J700 Dental 3D Printer has been adopted for production applications by leading dental labs that include DynaFlex and Ortoplus.

“We are encouraged by the growing number of companies that are making significant progress in pursuing certifications for specific high value applications,” continued Levin. “Our recent collaborations deepen these efforts as our customers move towards production applications, designing and manufacturing with confidence.”

Financial Guidance:
Stratasys today reiterated the following information regarding the company’s guidance for projected revenue and net income for the fiscal year ending December 31, 2018:

●	Revenue guidance of $670 to $700 million.
●	GAAP net loss of $41 to $25 million, or ($0.75) to ($0.46) per diluted share.
●	Non-GAAP net income of $16 to $27 million, or $0.30 to $0.50 per diluted share.

Stratasys reiterated the following additional guidelines regarding the company’s projected performance and strategic plans for 2018:

●	Non-GAAP operating margins of 4.5% to 6%.
●	Capital expenditures are projected at $40 to $50 million.

The Company’s guidance reflects increased investments in R&D, tools, materials, and additional resources aimed at expanding addressable markets by accelerating development efforts for the new metal additive manufacturing platform, further advancements based on our FDM and PolyJet technologies, and specific go-to-market initiatives in order to deepen customer engagement.

Given the expected ongoing negative impact of not recording a tax benefit on U.S. tax losses on the Company’s non-GAAP net income, the Company believes that the rate of growth in its non-GAAP operating income will be the best measure of performance.

Non-GAAP earnings guidance excludes $32 to $34 million of projected amortization of intangible assets; $17 to $19 million of share-based compensation expense; and $7 to $9 million in reorganization and other related costs; and includes $4 to $5 million in tax expenses related to non-GAAP adjustments.

Stratasys Ltd. Q1 2018 Conference Call Details

The Company plans to hold the conference call to discuss its first quarter financial results on Wednesday, May 2, 2018 at 8:30 a.m. (ET).

The investor conference call will be available via live webcast on the Stratasys Web site at www.stratasys.com under the "Investors" tab; or directly at the following web address: https://edge.media-server.com/m6/p/6zpd5mm6.

To participate by telephone, the domestic dial-in number is (866) 394-5776 and the international dial-in is (409) 350-3596. The access code is 2128479.

Investors are advised to dial into the call at least ten minutes prior to the call to register. The webcast will be available for 90 days on the "Investors" page of the Stratasys Web site or by accessing the provided web address.

Stratasys (NASDAQ: SSYS) is a global leader in additive technology solutions for industries including Aerospace, Automotive, Healthcare, Consumer Products and Education. For nearly 30 years, a deep and ongoing focus on customers’ business requirements has fueled purposeful innovations—1,200 granted and pending additive technology patents to date—that create new value across product lifecycle processes, from design prototypes to manufacturing tools and final production parts. The Stratasys 3D printing ecosystem of solutions and expertise—advanced materials; software with voxel level control; precise, repeatable and reliable FDM and PolyJet 3D printers; application-based expert services; on-demand parts and industry-defining partnerships—works to ensure seamless integration into each customer’s evolving workflow. Fulfilling the real-world potential of additive, Stratasys delivers breakthrough industry-specific applications that accelerate business processes, optimize value chains and drive business performance improvements for thousands of future-ready leaders around the world.

Corporate Headquarters: Minneapolis, Minnesota and Rehovot, Israel.
Online at: www.stratasys.com, http://blog.stratasys.com and LinkedIn.

Stratasys and Fortus are registered trademarks and the Stratasys signet is a trademark of Stratasys Ltd. and/or its subsidiaries or affiliates. All other trademarks are the property of their respective owners.

Cautionary Statement Regarding Forward-Looking Statements

The statements in this press release regarding Stratasys' strategy, and the statements regarding its projected future financial performance, including the financial guidance concerning its expected results for 2018, are forward-looking statements reflecting management's current expectations and beliefs. These forward-looking statements are based on current information that is, by its nature, subject to rapid and even abrupt change. Due to risks and uncertainties associated with Stratasys' business, actual results could differ materially from those projected or implied by these forward-looking statements. These risks and uncertainties include, but are not limited to: the degree of market acceptance of our 3D printers, high-performance systems and consumables, and the software and technology included in those systems; potential declines in the demand for, or the prices of, our products and services, or volume of our sales, due to decreased demand either for them specifically or in the 3D printing market generally; potential further charges against earnings that we could be required to take due to impairment of additional goodwill or other intangible assets; potential shifts in our product mix to lower-margin products or in our revenues mix towards our AM services business; any failure to adequately adapt our infrastructure and properly integrate the internal and external sources of our growth to generate intended benefits (including from the companies that we recently acquired); the impact of competition and new technologies; risks related to our relationships with our suppliers, resellers and independent sales agents, and our operations at our manufacturing sites; risks related to the international scope of our operations and regulatory compliance (including reporting, environmental, anti-corruption and other regulatory compliance) related to that scope of operations; risks related to the security of our information systems (including risks related to potential cyber-attacks); changes in the overall global economic environment or in political and economic conditions in the countries in which we operate; changes in our strategy; costs and potential liability relating to litigation and regulatory proceedings; and those additional factors referred to in Item 3.D “Key Information - Risk Factors”, Item 4, “Information on the Company”, Item 5, “Operating and Financial Review and Prospects,” and all other parts of our Annual Report on Form 20-F for the year ended December 31, 2017 (the “2017 Annual Report”), filed with the Securities and Exchange Commission (the “SEC”) on February 28th, 2018. Readers are urged to carefully review and consider the various disclosures made throughout our 2017 Annual Report, the Report on Form 6-K that attaches Stratasys’ unaudited, condensed consolidated financial statements as of, and for the quarter ended, March 31, 2018, and its review of its results of operations and financial condition for those periods, which has been furnished to the SEC on or about the date hereof, and our other reports filed with or furnished to the SEC, which are designed to advise interested parties of the risks and factors that may affect our business, financial condition, results of operations and prospects. Any guidance provided, and other forward-looking statements made, in this press release are made as of the date hereof, and Stratasys undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

Use of non-GAAP financial measures

The non-GAAP data included herein, which excludes certain items as described below, are non-GAAP financial measures. Our management believes that these non-GAAP financial measures are useful information for investors and shareholders of our Company in gauging our results of operations (x) on an ongoing basis after excluding merger and acquisition related expense and reorganization-related charges or gains, and (y) excluding non-cash items such as stock-based compensation expenses, acquired intangible assets amortization, including intangible assets amortization related to equity method investments, impairment of long-lived assets, changes in fair value of obligations in connection with acquisitions and the corresponding tax effect of those items. We also exclude, when applicable, non-recurring significant tax charges or benefits that relate to prior periods which we do not believe are reflective of ongoing business and operating results. These non-GAAP adjustments either do not reflect actual cash outlays that impact our liquidity and our financial condition or have a non-recurring impact on the statement of operations, as assessed by management. These non-GAAP financial measures are presented to permit investors to more fully understand how management assesses our performance for internal planning and forecasting purposes. The limitations of using these non-GAAP financial measures as performance measures are that they provide a view of our results of operations without including all items indicated above during a period, which may not provide a comparable view of our performance to other companies in our industry. Investors and other readers should consider non-GAAP measures only as supplements to, not as substitutes for or as superior measures to, the measures of financial performance prepared in accordance with GAAP. Reconciliation between results on a GAAP and non-GAAP basis is provided in a table below.

Stratasys Investor Relations
Yonah Lloyd
Vice President - Investor Relations
Yonah.Lloyd@stratasys.com

Stratasys Ltd.

Consolidated Balance Sheets

(Unaudited)

(in thousands, except share data)
	March 31,	December 31,
	2018	2017
ASSETS

Current assets
Cash and cash equivalents	$346,531	$328,761
Accounts receivable, net	119,844	132,671
Inventories	120,065	115,717
Net investment in sales-type leases	5,980	7,208
Prepaid expenses	8,261	7,696
Other current assets	19,295	22,858

Total current assets	619,976	614,911

Non-current assets
Net investment in sales-type leases - long term	3,423	4,439
Property, plant and equipment, net	197,554	199,951
Goodwill	387,416	387,108
Other intangible assets, net	132,811	142,122
Other non-current assets	34,475	31,219

Total non-current assets	755,679	764,839

Total assets	$1,375,655	$1,379,750

LIABILITIES AND EQUITY

Current liabilities
Accounts payable	$40,608	$39,849
Current portion of long term-debt	5,143	5,143
Accrued expenses and other current liabilities	33,390	30,041
Accrued compensation and related benefits	35,541	35,356
Deferred revenues	55,061	52,908

Total current liabilities	169,743	163,297

Non-current liabilities
Long-term debt	25,857	27,143
Deferred tax liabilities	4,141	7,069
Deferred revenues - long-term	15,139	15,200
Other non-current liabilities	30,785	32,899

Total non-current liabilities	75,922	82,311

Total liabilities	245,665	245,608

Redeemable non-controlling interests	1,579	1,635

Equity

Ordinary shares, NIS 0.01 nominal value, authorized 180,000 thousands shares; 53,710 thousands shares and 53,631 thousands shares issued and outstanding at March 31, 2018 and December 31, 2017, respectively	145	145
Additional paid-in capital	2,667,023	2,663,274
Accumulated other comprehensive loss	(5,337)	(7,023)
Accumulated deficit	(1,533,403)	(1,523,906)
Equity attributable to Stratasys Ltd.	1,128,428	1,132,490
Non-controlling interest	(17)	17

Total equity	1,128,411	1,132,507

Total liabilities and equity	$1,375,655	$1,379,750

Stratasys Ltd.

Consolidated Statements of Operations

(in thousands, except per share data)
	Three Months Ended March 31,
	2018	2017
	(unaudited)	(unaudited)
Net sales
Products	$103,917	$115,087
Services	49,916	48,075
	153,833	163,162

Cost of sales
Products	45,218	54,480
Services	32,965	31,802
	78,183	86,282

Gross profit	75,650	76,880

Operating expenses
Research and development, net	25,110	24,634
Selling, general and administrative	57,005	64,875
	82,115	89,509

Operating loss	(6,465)	(12,629)

Financial income, net	8	256

Loss before income taxes	(6,457)	(12,373)

Income tax expenses	601	1,326

Share in losses of associated companies	(6,073)	(288)

Net loss	(13,131)	(13,987)

Net loss attributable to non-controlling interests	(90)	(130)

Net loss attributable to Stratasys Ltd.	$(13,041)	$(13,857)

Net loss per ordinary share attributable to Stratasys Ltd.
Basic	$(0.24)	$(0.26)
Diluted	(0.24)	(0.26)

Basic	53,657	52,690
Diluted	53,657	52,690

Stratasys Ltd.

Reconciliation of GAAP to Non-GAAP Results of Operations

		Three Months Ended March 31,
		2018	Non-GAAP	2018	2017	Non-GAAP	2017
		GAAP	Adjustments	Non-GAAP	GAAP	Adjustments	Non-GAAP
		U.S. dollars and shares in thousands (except per share amounts)
	Gross profit (1)	$75,650	$5,599	$81,249	$76,880	$6,614	$83,494
	Operating income (loss) (1,2)	$(6,465)	$11,387	$4,922	$(12,629)	$16,658	$4,029
	Net income (loss) attributable to Stratasys Ltd. (1,2,3)	$(13,041)	$15,763	$2,722	$(13,857)	$16,265	$2,408
	Net income (loss) per diluted share attributable to Stratasys Ltd. (4)	$(0.24)	$0.29	$0.05	$(0.26)	$0.31	$0.05

(1)	Acquired intangible assets amortization expense		5,204			5,705
	Non-cash stock-based compensation expense		387			643
	Reorganization and other related costs		18			94
	Merger and acquisition related expense		(10)			172
			5,599			6,614

(2)	Acquired intangible assets amortization expense		2,558			2,544
	Non-cash stock-based compensation expense		3,028			3,261
	Change in fair value of obligations in connection with acquisitions		-			696
	Reorganization and other related costs		1,671			1,686
	Gain from sale of plant and property		(1,563)			-
	Merger and acquisition related expense		94			1,857
			5,788			10,044
			11,387			16,658

(3)	Corresponding tax effect		(792)			(585)

	Amortization of acquired intangibles assets related to equity method investments		5,168			192
			$15,763			$16,265

(4)	Weighted average number of ordinary shares outstanding- Diluted	53,657		53,721	52,690		53,341

Stratasys Ltd.

Reconciliation of GAAP to Non-GAAP Forward Looking Guidance

Fiscal Year 2018

(in millions, except per share data)
GAAP net loss	($41) to ($25)

Adjustments
Stock-based compensation expense	$17 to $19
Intangible assets amortization expense	$32 to $34
Reorganization and other related costs	$7 to $9
Tax expense related to Non-GAAP adjustments	($4) to ($5)

Non-GAAP net income	$16 to $27

GAAP loss per share	($0.75) to ($0.46)

Non-GAAP diluted earnings per share	$0.30 to $0.50